Tuscan Holdings Corp.

135 E. 57th St. , 18th Floor

New York, NY 10022

March 4, 2019

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tuscan Holdings Corp. Registration Statement on Form S-1 File No. 333-229657

Dear Ms. Ravitz:

Tuscan Holdings Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 a.m., Tuesday, March 5, 2019, or as soon thereafter as practicable.

Very truly yours,

TUSCAN HOLDINGS CORP.

By:	/s/ Stephen A. Vogel
Name: Stephen A. Vogel
Title: Chief Executive Officer